UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2017

Commission File Number: 001-35976

Luxoft Holding, Inc

(Translation of registrant’s name into English)

Gubelstrasse 24
6300 Zug, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

EXPLANATORY NOTE

On August 23, 2017, Luxoft Holding, Inc (the “Company”) announced the completion of the acquisition of Deriv IT Solutions Private Limited (“derivIT”), a company incorporated in India, pursuant to a Share Purchase Agreement, dated as of August 10, 2017 (the “Agreement”), by and among Luxoft International Company Limited, the Company’s wholly-owned Cyprus subsidiary (the “Purchaser”), Mukund V. Rao, Monika Rao, Jothi Krishnan Menon Kazhakepanthapalil, Sagar Sinha, Naresh Kumar Malhotra and Sumit Pulimood Mathai (collectively, the “Sellers”), and derivIT. Pursuant to the Agreement, the Company will acquire 100% of the issued and paid up share capital of derivIT (the “Shares”) in two separate tranches.

In connection with the Agreement, the Company terminated the previously disclosed Share Purchase Agreement, dated as of March 23, 2017 (the “Initial Agreement”), by and among the Purchaser, the Sellers and derivIT. The Initial Agreement was terminated and the Agreement was entered into in order to ensure technical compliance with the Reserve Bank of India’s limits on deferred consideration. Pursuant to the Agreement, the initial consideration for the sale and purchase of 98% of the Shares is SGD 28,160,549, as may be adjusted pursuant to the adjustment provisions set forth in the Agreement, payable upon the completion of the first tranche of the transaction in addition to SGD 2.0 million which is deposited in an escrow for funding indemnity claims of the Purchaser. Further, if certain retention payment conditions (as set forth in the Agreement) are satisfied, the Purchaser will pay an amount equivalent to SGD 5,569,000, subject to certain adjustments (as set forth in the Agreement) towards the final consideration for the sale and purchase of 98% of the Shares. Further, as part of the second tranche, the Sellers would receive additional cash payments for the 2% of the Shares which shall be contingent upon the achievement of certain financial performance milestones by derivIT for the period from April 1, 2017 to March 31, 2018, which amounts are not determinable at this time. The Sellers agreed to certain restrictive covenants, including non-competition and non-solicitation during restricted periods of up to three years, as applicable. The Purchaser and the Sellers have each provided certain customary representations and warranties in the Agreement. The Sellers agreed to indemnify the Purchaser and certain of its affiliates, officers and directors for any breach of the Agreement as set forth therein, including, but not limited to, breaches of representations and warranties.

A copy of the Press Release titled “Excelian, Luxoft Financial Services Completes the Acquisition of derivIT” is furnished as Exhibit 99.1 herewith.

Other than as indicated below, the information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Information included in this Report on Form 6-K (excluding Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statements on Form S-8, File Nos. 333-208962, 333-200679 and 333-190301 and to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOFT HOLDING, INC

Date: August 23, 2017	By:	/s/ Dmitry Loshchinin
Name: Dmitry Loshchinin
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated August 23, 2017 titled “Excelian, Luxoft Financial Services Completes the Acquisition of derivIT.”